

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

May 4, 2010

Diane Glatfelter
Chief Financial Officer
Clean Power Technologies, Inc.
436-35th Avenue, N.W.
Calgary, Alberta
Canada T2K-0C1

> **Re:  Clean Power Technologies, Inc.**
> **Form 10-K for the fiscal year ended August 31, 2009**
> **File No. 000-51716**

Dear Ms. Glatfelter:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief